UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

The Staffing Group Ltd.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

852383108

(CUSIP Number)

Ryan Schadel

3270 Florence Road

Suite 200

Powder Springs, GA 30127

(770) 222-5888

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 30, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 852383108	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Labor Smart, Inc. 45-2433287
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,758,618 shares of Common Stock
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,758,618 shares of Common Stock
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,758,618 shares of Common Stock.
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.58%[1]
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 852383108	13D	Page 3 of 4 Pages

Item 1.  Security and Issuer.

The class of equity securities to which this statement on Schedule 13D (this “Schedule 13D”) relates is the common stock, $0.001 par value per share (the “Common Stock”), of The Staffing Group Ltd., a Nevada corporation (the “Issuer”), with its principal executive offices at 400 Poydras Street, Suite 1165, New Orleans, LA 70130.

Item 2.  Identity and Background.

a)	This Schedule 13D is filed by Labor Smart, Inc., a Nevada corporation (“Labor Smart, Inc.”)
b)	The principal address of Labor Smart, Inc. is 3270 Florence Road, Suite 200, Powder Springs, GA 30127.
c)	Labor Smart, Inc. is company who provides temporary blue-collar labor staffing services. It supplies general laborers on demand to the light industries, including manufacturing, logistics, and warehousing, skilled trades’ people, and general laborers to commercial construction industries.
d)	During the last five years, Labor Smart, Inc., has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
e)	During the last five years, Labor Smart, Inc. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source or Amount of Funds or Other Consideration.

Labor Smart, Inc. previously purchased 1,758,618 shares in the open market for approximately $85,529.27. On November 30, 2015, Labor Smart, Inc. purchased 2,000,000 shares directly from the Issuer in a private transaction for $80,000. The funds used to purchase the shares came from Labor Smart, Inc.’s working capital.

Item 4.  Purpose of Transaction.

Our intent is to influence management to take advantage of strategic partnerships, acquisitions, and/or leverage our combined resources. It is our belief that the Issuer is undervalued due to circumstances beyond management’s control. Additionally, current operational metrics indicate gross profit margins that could be greatly improved. Our intent is to influence management to make necessary changes and/or adjustments in operations to improve operating margins and/or seek to sale unprofitable operations and put those resources to work in higher margin areas of the staffing business. We may request a change in the Issuer’s board of directors.

Item 5.  Interest in Securities of the Issuer.

a)	As of the date hereof, Labor Smart Inc. beneficially owns 3,758,618 shares of common stock of the Issuer (approximately 9.58%).
b)	Number of shares as to which such person has:
•	Sole power to vote or to direct vote: 3,758,618 shares of Common Stock
•	Shared power to vote or to direct the vote: 0
•	Sole power to dispose or to direct the disposition of: 3,758,618 shares of Common Stock a
•	Shared Power to dispose or to direct the disposition of: 0
c)	During the last sixty (60) days, Labor Smart, Inc. entered into the following transactions on the following dates: on October 5, 2015 purchased 2,657 shares for $.0365/share. On October 6, 2015 sold 70 shares for $.0424 On October 12, 2015 purchased 30,000 shares for $.035/share. On October 12, 2015, purchased 14,900 shares for $.375/share. On October 13, 2015 purchased 10,000 shares for $.0375/share. On October 13, 2015 purchased 67,800 for $.04/share. On October 28, 2015 purchased 89,000 shares for $.04/share. On October 29, 2015 purchased 29,000 shares for $.0449/share. On October 29, 2015 purchased 62,000 shares for $.045/share. On October 29, 2015 purchased 10,000 shares for $.0475/share. On October 30, 2015 purchased 15,000 for $.045/share. On November 19, 2015 sold 10,000 shares for $.0425/share. On November 19, 2015 sold 10,000 shares for $.042/share. On November 19, 2015 sold 20,000 shares for $.04/share. One November 19, 2015 sold 10,000 shares for $.035/share.
d)	Not applicable
e)	Not applicable

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

Item 7.  Material to Be Filed as Exhibits.

None.

CUSIP No. 852383108	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 30, 2015

/s/Labor Smart Inc.

By: Ryan Schadel

Its: CEO

[1] Based on the 39,220,013 shares of Common Stock of the Issuer outstanding as of November 30, 2015.